Exhibit 20.1

Notice of Annual Meeting of Shareholders

To Be Held June 13, 2023

US Lighting Group, Inc., a Florida corporation, will hold its 2023 annual meeting of shareholders on Tuesday, June 13, 2023, starting at 10:00 AM EDT. Only shareholders of record at the close of business on June 1, 2023 are entitled to vote at the meeting and at any adjournment or postponement of the meeting. However, even if you do not own shares of our stock you are welcome to attend the meeting to learn more about the company.

The meeting will be held both virtually and in person at our offices manufacturing facilities located at 1148 East 222nd Street, Euclid, Ohio 44117. However, we expect space at our offices to be limited and encourage participation by Zoom online or by phone:

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If you do plan to attend in person, please let us know in advance at Shareholder-Relations@USLightingGroup.com.

At the meeting, management will present a business update and our shareholders will be asked to consider and vote on the following proposals.

Election of Directors

A proposal to elect three directors to our board to hold office until the next annual meeting of shareholders or until their respective successors are elected and qualified. Our current board members are standing for reelection: Anthony Corpora, Patricia A. Salaciak and Olga Smirnova. The affirmative vote of the holders of shares entitled to cast a plurality of the votes present at the meeting is required to elect directors. Biographical information about our board members is summarized below.

Anthony Corpora, Chief Executive Officer, President and Director

Mr. Corpora, age 47, joined USLG as the CEO, president and a director in 2021. Mr. Corpora continues to be responsible for USLG and its subsidiaries collectively. Mr. Corpora has a strong dynamic leadership background that is strategic, democratic, influential, transformational and motivational. These leadership traits intrinsically develop a holistic growth-mindset within the company to develop the team that will continue driving and executing the vision of USLG. Prior to joining USLG, Mr. Corpora worked for Mayfield City Schools and he utilizes his 21 years of intense public-school background and experience to drive the same leadership and management principles at USLG. Mr. Corpora holds a master’s degree in educational leadership from Ursuline College. Notable milestones under Mr. Corpora’s leadership were driving revenues to over $1.0 million for the second half of 2022 and over $1.2 million for the first quarter of 2023, USLG’s best quarter ever. Mr. Corpora continues to drive the day-to-day operations of USLG and leads planning and preparation with his team for the long-term growth and success of the company.

Patricia A. Salaciak, Director of Marketing and Director

Mrs. Salaciak, age 76, has served as our marketing director since April 2019 and joined our board last year. Mrs. Salaciak is a results-driven marketing and communications leader, having worked extensively with international companies. Prior to joining USLG, she gained more than sixteen years of experience in marketing communications with a global refractory metals solutions and manufacturing company overseeing market planning and communication, brand awareness, market research, product launches, and public relations. Mrs. Salaciak spent twenty years working as an IT professional with a global paint and coatings company. She holds an Associate Degree in Applied Business and an Associate Degree in Graphic Design from Lakeland Community College in Kirtland, Ohio. She attended Lake Erie College in Painesville, Ohio majoring in Business and Accounting. Mrs. Salaciak brings keen marketing, sales, and public relations insights to our board of directors.

Olga Smirnova, Vice President of Finance and Administration, Corporate Secretary and Director

Ms. Smirnova, age 40, has been involved with USLG since its inception and joined our board in 2021. Her roles with the company have included logistics manager, head of procurement, and more recently, vice president of finance and administration. Ms. Smirnova also served as director of logistics and international operations as well as finance director of Intellitronix Corporation, a former subsidiary of USLG. She has over fifteen years of combined business experience in the United States and Europe, which allowed her to design and implement flexible and resilient supply chain and organizational planning solutions for domestic manufacturing companies, as well as several European import companies. Ms. Smirnova’s education includes a master’s degree in Linguistics and Intercultural Communications from St. Petersburg State University of Culture in Russia. Her strong experience in setting up international business networks, supply chain management, and integrated global solutions makes her an asset to USLG as we expand into global markets.

Ratification of Appointment of USLG’s Independent Accounting Firm

A proposal to ratify the appointment of the accounting firm of BF Borgers CPA PC (“Borgers”) to serve as our independent registered public accounting firm for 2023. We reengaged Borgers to serve as our independent registered public accounting firm in February of this year and our board of directors and management team believe that Borgers is well qualified. If the shareholders fail to ratify Borgers’s appointment, our board may, but is not required to, reconsider whether to retain Borgers. Even if the appointment is ratified, the board may direct the appointment of a different accounting firm at any time during the year if it determines that a change would be in the best interests of USLG and its shareholders. The approval of this proposal requires the affirmative vote of a majority of the votes cast on the proposal.

We may also consider any other business that may properly come before the meeting or any adjournment of the meeting. Additional information about USLG is included in our Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent quarterly and current reports filed with the Securities and Exchange Commission and available on our website at www.USLightingGroup.com.

How to Submit Questions for Management and Vote at the Meeting

Because the meeting will be held virtually, we ask that you submit any questions you would like management to address in advance of the meeting by email to Shareholder-Relations@USLightingGroup.com. If you are a shareholder and would like to vote at the meeting, you may request a ballot by emailing us at Shareholder-Relations@USLightingGroup.com. We may require additional information to confirm that you are a USLG shareholder entitled to vote at the meeting. If your shares are held in “street name” by a bank, broker, trust or other nominee, you must obtain a legal proxy, executed in your favor, from the nominee authorizing you to vote at the meeting. If you change your mind after submitting a ballot, you may revoke or change your vote before the meeting. If you have questions about how to vote or need a ballot, please contact us at 646-438-9385 or Shareholder-Relations@USLightingGroup.com.

We encourage you to attend the meeting; however, no action is required by our shareholders in connection with this notice. We are not asking you for a proxy and you are requested not to send us a proxy.

By Order of the Board of Directors,

Anthony Corpora

By Anthony Corpora

Chief Executive Officer

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